Essex Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2015

Balance, January 1, 2015, as reported	$ 202,406
Member capital contribution	60,000
Net loss from operatoins	(260,148)
Balance, December 31, 2015	$ 2,258

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.